Charles Potter Bio

Attended DeVry Institute of Technology 1982. After graduation he joined the U.S. Army where he was trained in Electronic Warfare Systems.

Mr. Potter joined NASA in 1988 and has worked there for 30 years in a variety of positions. He is currently a Satellite Systems Engineer in the Mission Control Center. He has trained over 700 employees in Totally Quality ISO 9000 procedures. Instrumental in the exemplification of the new " Network Operations Control Center". Mr. Potter is the primary contact for the NASA Space network at the Johnson Space Center in Houston, Texas. He maintains a worldwide data network and works with international partners in Russia, Japan, Italy, and Europe.

Mr. Potter founded PC Tech Computer Services in 1989 and conducted data processing equipment installations for companies in the greater Houston area for 15 years.

He also founded PC Tech Healthy Environment Services in 1999 which provided environmental remediation services.